January 15, 2013

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Request to Withdraw 20-F EMGOLD Mining Corporation Filed January 15, 2013 ACCESSION NUMBER: 0001137171-13-000010

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies to the U.S. Securities and Exchange Commission (the "Commission") for an order granting the withdrawal of its 20-F (SEC File No. 000-51411), together with all exhibits thereto (collectively, the "20-F"). The 20-F was originally filed with the Commission on January 15, 2013.

Please note the filing of the 20-F was inadvertently filed as a "20-F" rather than a "20-F/A".